Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BLOCK LISTING SIX MONTHLY RETURN

Date: April 14, 2009

Name of applicant:		RANDGOLD RESOURCES LIMITED

Name of scheme:		Randgold Resources Share Option Scheme

Period of return:	From:	October 2008	To:	April 2009

Balance of unallotted securities under scheme(s) from previous return:		278,120 (two hundred and seventy eight thousand one hundred and twenty)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000 (one million)

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		253,900 (two hundred and fifty three thousand nine hundred)

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,024,220 (one million and twenty four thousand two hundred and twenty)

Name of contact:		D J HADDON

Telephone number of contact:		00 27 11 481 7214